EXHIBIT A TO FORM C – OFFERING STATEMENT

January 24, 2025

3 KEYS COMMUNITIES, LLC

Target Offering Amount of $25,000
Maximum Offering Amount of $2,956,000

3 Keys Communities, LLC ("**Issuer**," "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $2,956,000 (the "**Maximum Offering Amount**") of its D-1 and D-2 membership interests (the "**Securities**" or "**Interests**") on a best-efforts basis as described in this Form C (this **"Offering"**). D-1 Interests are reserved for Investors who invest $50,000 or more through this Offering. D-2 Interests are reserved for Investors who invest at least $5,000, but less than $50,000. The minimum investment for D-2 Interests may be waived by 3 Keys Communities Manger, LLC (the "Manager"). We must raise an amount equal to or greater than the Target Offering Amount by January 6, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Crowdfund My Deal, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Silicon Prairie Register and Transfer LLC (the "**Escrow Facilitator**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual D-2 Purchase Amount(3)	$ 5,000.00	$ 100.00	$ 4,900.00
Minimum Individual D-1 Purchase Amount(3)	$ 50,000.00	$ 1,000.00	$ 49,000.00
Target Offering Amount	$ 25,000.00	$ 500.00	$ 24,500.00
Maximum Offering Amount	$ 2,956,000.00	$ 59,120.00	$ 2,896,880.00

(1) This excludes other fees and Offering expenses, such as attorneys' fees, marketing expenses, and audit fees.

(2) In addition to the 2% fee shown here, the Intermediary will also receive a one-time platform due diligence fee of $1,500.00, a FBO account setup fee of $500, and a technology service fee of $299 per month not shown above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C Offering Statement is January 24, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. Capitalized terms in this summary not defined shall have the meanings set forth in the Company's Company Agreement. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to 3 Keys Communities, LLC, a Wyoming limited liability company, together with our wholly and majority owned subsidiaries. Capitalized terms not defined in this Offering Statement shall have the meaning set forth in the Company Agreement of the Company attached as Exhibit C.

The Company

The Company was incorporated in Wyoming on June 27, 2023. The Company was formed to acquire, renovate, operate, and dispose of a portfolio of multi-family real estate properties located at 210 W Baltimore Avenue, Las Vegas, NV 89102, 2112, 2114, 2116 S Fairfield Avenue, Las Vegas, NV 89102, 224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102, 1163, 1165 Blankenship Avenue, Las Vegas, NV 89106, 230, 234, 238, 242, 248 W Chicago Avenue, Las Vegas, NV 89102, 216 Philadelphia Avenue, Las Vegas, NV 89102, 1001, 1005, 1009, 1013 G Street, Las Vegas, NV 89106, 1001, 1005, 1009, 1013, 1101 G Street, Las Vegas, NV 89106, 828 F Street, Las Vegas, NV 89106, 1201, 1203, 1205 D Street, Las Vegas, NV 89106, 704 W Adams, Las Vegas, NV 89106, 1312 C Street, Las Vegas, NV 89106, 602, 602 ½, 604 W McWilliams Avenue, Las Vegas, NV 89106, 2215 E Nelson Avenue, Las Vegas, NV 89030, 2283, 2287 Concord St, Las Vegas, NV, 224 W St. Louis Avenue, Las Vegas, NV, 226 W St. Louis Avenue, Las Vegas, NV, 226 W St. Louis Avenue, Las Vegas, NV, 230 W St. Louis Avenue, Las Vegas, NV, 231 W St. Louis Avenue, Las Vegas, NV, 232 W St. Louis Avenue, Las Vegas, NV, 234 W St. Louis Avenue, Las Vegas, NV, 240 W St. Louis Avenue, Las Vegas, NV, 241 W St. Louis Avenue, Las Vegas, NV, and 227 W St. Louis, Las Vegas, NV ("Property" or "Properties"). The Properties consist of a total of 233 units in aggregate.

The Company has acquired all the Properties and will be dependent on monies from this Offering and other offerings exempt under the Securities Act to renovate the Properties and implement its business plan, as well as pay deferred acquisition fees owed to the Company's management. The Company intends to implement a value-add strategy that our Manager believes will drive occupancy and net operating income up, thus increasing the value of the Properties.

The Company will provide residents with transitional, shared, and independent living options. These options will provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment or living on their own. These options will allow the Company to maximize revenue by increasing the rental income created from an individual unit by as much as four times in some cases.

The Company has acquired the St. Louis Avenue Properties through a 1031 exchange through Saint louis NC LLC as tenant in common with two other third-party tenants in which it holds a 97.72% ownership interest, Sacha Days LLC holds a 1.01% ownership interest, and Professional General Contractors LLC holds a 1.27% ownership interest. The Tenants in Common Agreement is attached as Exhibit H.

The Company will provide residents with transitional, shared, and independent living options. These options will provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment or living on their own. These options will allow the Company to maximize revenue by increasing the rental income created from an individual unit by as much as four times in some cases.

Capital Structure

In addition to Class D Interests, the Company has also authorized Class A Interests, Class B Interests and Class C Interests. Class A Interests are broken into A-1, A-2 and A-3 Interests and Class B Interests are broken into B-1, B-2, and B3 Interests. Class A, Class B and Class D Interests ("Investor Interests") have the same membership rights, except for their distributions differ based on Class. Investor Interests represent 70% of the Company's membership interests and Class C Interests represent the remaining 30%.

Management

Our manager is 3 Keys Communities Manager, LLC (the "Manager"). Our Manager shall manage all company assets and operations and perform all other duties prescribed for in our second amended and restated operating agreement dated September 29, 2023, as may be amended from time to time (the "Operating Agreement"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Operating Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company. Our Manager is managed by its managers. The managers will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Distributions

Net Cash Flow From Operations:

(a)   First, 100% of Net Cash Flow (defined below) shall be paid to Class A-1 and Class B-1 Members until they receive the 8% initial Class A-1/B-1 Preferred Return (defined below).

(b)   Second, 100% of Net Cash Flow shall be paid to Class A-2 and Class B-2 Members until they receive the Class A-2/B- 2 Preferred Return (defined below).

(c)   Third, 100% of Net Cash Flow shall be paid to Class A-3 and Class B-3 Members until they receive the Class A-3/B-3 Preferred Return (defined below).

(d)   Fourth, 100% of Net Cash Flow shall be paid to Class D-1 Members until they receive the Class D-1 Preferred Return (defined below).

(e)   Fifth, any remaining Net Cash Flow shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Net Capital Proceeds From a Refinance of the Property:

(a)   First, Class A-1 and Class B-1 Members are entitled to receive all Net Capital Proceeds (below defined), until they have received all their accrued, but unpaid Class A-1/B-1 Preferred Return.

(b)   Second, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return.

(c)   Third, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return.

(d)   Fourth, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return.

(e)   Fifth, Class A-1 and Class B-1 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution (below defined) has been reduced to zero.

(f)   Sixth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(g)   Seventh, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(h)   Eighth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(i)   Finally, any remaining Net Capital Proceeds shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return and a return of their initial Capital Contributions at a refinance of the Property, the Class A-1 and Class B-1 Members shall cease as Members of the Company.

In the event the Company is unable to refinance the Property for any reason, there is a chance Class A-1 and Class B-1 Members will remain as Members of the Company. If this were to occur, Class A-1 and Class B-1 Members will continue to receive priority distributions over Class A-2, A-3, B-2, B-3, C, and D Members until they receive the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions.

Net Capital Proceeds From a Sale of the Property:

In the event (i) at a refinance, all Investor Class Members Unrecovered Capital Contributions have been reduced to zero, (ii) the Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members have received a Five percent (5%) ARR during the years Six (6) through Ten (10) of ownership, and (iii) the Property is sold during or after year Nine (9) of ownership, Net Capital Proceeds shall be distributed as follows:

(a)   First, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return.

(b)   Second, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return.

(c)   Third, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return.

(d)   Fourth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(e)   Fifth, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(f)   Sixth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

(g)   Finally, any remaining Net Capital Proceeds shall be distributed 52.5% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 47.5% to Class C Members.

Summary Risk Factors

An investment in Interests involves significant risks. These risks include, but are not limited to, the following:

- We will be reliant on our Manager to implement and manage our business plan.

- The Company has no operating history for investors to evaluate.

- Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of Interests.

- Persons who provide services to the Company may also provide services to our Manager or affiliates thereof. Such service providers may be required to terminate representation of the Company if conflicts of interests arise that cannot be resolved or waived.

- There is no public trading market for our Interests. There are also transfer restrictions contained in our operating agreement, as amended from time to time ("Operating Agreement"). It will thus be difficult for an investor to sell Interests purchased from the Company.

- Investors have limited right to vote on or otherwise affect Company matters.

- Potential conflicts of interest may arise among our Manager and its affiliates, on the one hand, and the Company, and/or our investors, on the other hand.

- We may not be able to control our operating costs or revenues, causing our results of operations to be adversely affected.

- Our investors do not elect or vote on our Manager and have limited ability to influence decisions regarding the business of the Company.

- The Company may be unable to generate sufficient cash flows from its operations and capital transactions to make distributions to holders of interests at any time in the future.

- You may have to hold your investment for an indefinite period.

- The Company may not raise sufficient funds to achieve its business objectives.

- The Company's management has full discretion as to the use of proceeds from the Offering.

- The purchase prices for the Interests have been arbitrarily determined.

- The Properties will be subject to the risks typically associated with real estate.

- We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

- The underlying value and performance of any asset will fluctuate with general and local economic conditions.

- The market in which the Company participates is competitive and, if we do not compete effectively, our operating results could be harmed.

- Lawsuits may arise involving the Company resulting in lower cash distributions to investors.

- Uninsured losses or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on investment.

- The Company's Operating Agreement and Subscription Agreement each include a forum selection provision, which could result in less favorable outcomes to the plaintiff(s) in any action against the Company.

- Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement or Operating Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

- Actual or anticipated epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) contains significant restrictions on transfer of Interests. Our Manager may refuse a transfer by a holder of its Interest(s) for any number of reasons. Furthermore, as our Interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests, and none is likely to develop in the future.

The Offering

The Company is offering a Target Offering Amount of $25,000 and up to a Maximum Offering Amount of $2,956,000 in D-1 and D-2 Interests of the Company in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by January 6, 2026, the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Interests are being offered at $1,000 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor purchasing D-2 Units may invest in the Offering is $5,000.00, which is subject to adjustment in the Company's sole discretion. D-1 Interests are reserved for investors investing $50,000 or more through this Offering.

Interests are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). The Company has also engaged affiliates of the Intermediary to provide certain technology and transfer agent services.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Interests are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). All offering proceeds will be held in an escrow account with Silicon Prairie Capital Partners, LLC ("Escrow Facilitator") until the closing of such funds. Once we have raised the Target Offering Amount, the Company has sufficient funds to acquire the Property (from all sources), and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.


MANAGEMENT AND KEY PERSONS


The Company operates under the direction of our Manager, Manager, 3 Keys Communities Manager, LLC, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Pursuant to the Company's Operating Agreement, our Manager and its managing members are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. Our Manager will perform its duties and responsibilities pursuant to our Operating Agreement. Our Manager is managed by the following individuals ("Sponsors"), whose biographies are included in the investor presentation contained in Exhibit F.

Robert and Claudia Rowsell

Over the past three years, Claudia and Rob have served as officers and principals of the following companies below:

Company: SBA Management, Inc.

Role: Rob: President; Claudia: Secretary
Dates of service: November 2012 – Present
Description of duties: We set long-term goals and develop strategies to achieve them. Oversee budgeting, cash flow, and ensure profitability. Manage daily operations and streamline processes for efficiency. Adhere to legal, regulatory, and tax requirements. Identify and mitigate business risks. Build partnerships and represent the business in industry events. Stay informed and invest in personal and team development.

Company: Elibella, Inc.
Role: Rob: President; Claudia: Secretary
Dates of service: July 2018 - May 2021
Description of duties: We set long-term goals and develop strategies to achieve them. Oversee budgeting, cash flow, and ensure profitability. Manage daily operations and streamline processes for efficiency. Adhere to legal, regulatory, and tax requirements. Identify and mitigate business risks. Build partnerships and represent the business in industry events. Stay informed and invest in personal and team development.

Company: Advancing the Dream, Inc.
Role: Rob: President; Claudia: Secretary
Dates of service: February 2014 - May 2021
Description of duties: We set long-term goals and develop strategies to achieve them. Oversee budgeting, cash flow, and ensure profitability. Manage daily operations and streamline processes for efficiency. Adhere to legal, regulatory, and tax requirements. Identify and mitigate business risks. Build partnerships and represent the business in industry events. Stay informed and invest in personal and team development.

Company: Achieving The Dream, Inc.
Role: Rob: President; Claudia: Secretary
Dates of service: August 2010 - May 2021
Description of duties: We set long-term goals and develop strategies to achieve them. Oversee budgeting, cash flow, and ensure profitability. Manage daily operations and streamline processes for efficiency. Adhere to legal, regulatory, and tax requirements. Identify and mitigate business risks. Build partnerships and represent the business in industry events. Stay informed and invest in personal and team development.

Company: Because of Grace, Inc.
Role: Rob: President; Claudia: Secretary
Dates of service: May 2006 - May 2021
Description of duties: We set long-term goals and develop strategies to achieve them. Oversee budgeting, cash flow, and ensure profitability. Manage daily operations and streamline processes for efficiency. Adhere to legal, regulatory, and tax requirements. Identify and mitigate business risks. Build partnerships and represent the business in industry events. Stay informed and invest in personal and team development.

Hitomi Yasuda

Hitomi's three-year work history is as follows:

Company: UW2WIN, LLC
Role: Co-Founder, Technical Underwriting Coach (online education)
Dates of Service: August 2023 - present
Description of duties: Teach students via online modules, assignments, weekly coaching calls on how to assess risk, underwrite and create business plans and exit strategies on various asset classes of properties for syndications and JVs

Company: Neko Partners, LLC
Role: Real Estate Investor & Syndicator
Dates of service: Feb 2018 – Present

Description of duties: Lead underwriter of various deals as well as Investor Relations and Asset Management of a portfolio of 333 units in TX and NV. Have also co-signed several loans for the various Assets Under Management.

Company: Saks Fifth Avenue
Role: Luxury Sales Associate
Dates of service: May 2014 - March 2023
Description of duties: 100% commission sales in the luxury retail sector.

Mitchell Ryan Snyder

Mitchell's three-year work history is as follows:

Company: EmKy Investments LLC
Role: Owner (Single Family Investments – wholesale & fix/flip)
Dates of Service: 2020 – Present
Description of duties: Project Manager - plays a crucial role in the planning, execution, and completion of construction projects. Some of the primary duties include project planning, budget management, team coordination, scheduling, resource management, quality control, risk management, compliance, client communication, documentation, problem solving.

Company: EmKy Multifamily Investment Group LLC
Role: Principle (Multifamily Investments)
Dates of service: 2020 – Present
Description of duties: Managing Member - General Partner for a $30 million dollar acquisition of a multifamily housing portfolio, Director of end-to-end due diligence, market research, underwriting, capital raising, and capital expenditure projects, Capital raiser and investor relations coordinator.

Company: The Money Multiplier/The Money School
Role: Event Coordinator
Dates of service: 2022 - Present
Description of duties: Event coordinators play a crucial role in planning, organizing, and executing events. Key responsibilities and qualities of effective event coordinators include organization, attention to detail, communication, problem-solving, creativity, time management, flexibility, client focus, networking, budget management. Effective event coordinators combine these skills to create seamless, successful events that leave a lasting positive impression on attendees.

Company: PowerTeam International
Role: Sales and Marketing Rep
Dates of Service: 2021- 2022
Description of duties: Sales and Marketing Lead - Developed marketing strategies and increased lead generation, Spearheaded sales initiatives as a lead sales specialist, while also nurturing customer relationships, Boosted brand awareness through targeted marketing campaigns.

Company: Las Vegas Home Buyers
Role: Limited Partner and Acquisitions Manager
Dates of service: 2020 – 2021
Description of duties: Acquisition manager - Responsible for identifying, analyzing, and securing real estate properties for investment or development. His role typically involves market research, financial analysis, due diligence, negotiation, transaction management, and relationship building. Overall, a real estate acquisition manager plays a crucial role in helping a real estate company identify and acquire properties that align with its investment objectives and contribute to its overall growth and success.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law and the Company's operating agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. See Section 5.5 of the Company's Operating Agreement attached as Exhibit C for further details.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is offering a minimum amount of $25,000.00 and up to a maximum amount of $2,956,000.00 of D-1 and D-2 Interests in the Company on a best-efforts basis. The minimum amount that an Investor purchasing D-2 Units may invest in the Offering is $5,000.00. D-1 Interests are reserved for Investors investing $50,000.00 or more through this Offering. Class D Interests will not be sold outside of this Offering.

In addition to Class D Interests, the Company has also authorized Class A Interests, Class B Interests and Class C Interests. Class A Interests are broken into A-1, A-2 and A-3 Interests and Class B Interests are broken into B-1, B-2, and B3 Interests. Class A, Class B and Class D Interests ("Investor Interests") have the same membership rights, except for their distributions differ based on Class. Investor Interests represent 70% of the Company's membership interests and Class C Interests represent the remaining 30%.

Outstanding Interests

As of December 18, 2024, the Company had sold 150 A-1 Interests, 1,000 A-2 Interests and 2,160 Interests for an aggregate of $3,310,000 in an exempt offering under Rule 506(b) of Regulation D, which offering is now closed. The Company sold 1,048 D-1 Interests and 996 D-2 Interests for an aggregate of $2,044,000 in an exempt offering under Regulation CF, which closed on December 8, 2024. The Company is currently offering Class B Interests in an offering exempt under Rule 506(c) of Regulation D and as of December 18, 2024 has sold 320 Class B-1 Interests, 2,200 Class B-2 Interests, and 4,493 Class B-3 Interests for an aggregate of $6,825,000. The proceeds for these offerings were used for acquisition of properties, capital expenditures, reimbursement of out of pocket expenses, and reserves. The Company's goal is to raise a total of $3,444,186.48 between the sale of Class B and Class D Interests. No interest holder currently holds 20% or more of the Company. Class C Interests have been issued as follows:

Name	Address	Capital Contribution	% Ownership of Class C	% Ownership of Company
Brownwood A, LLC (Robert and Claudia Rowsell)	2128 Arnold Way, Ste 9 Alpine, CA 91901	Services	62.5%	18.75%
EmKy Multifamily Investment Group LLC (Mitchell Ryan Snyder)	7710 Albright Peak Dr. Las Vegas, NV 89166	Services	9.1%	2.71%

Neko Partners, LLC (Hitomi Yasuda)	172 Center Street Suite 202 Jackson, WY 83001	Services	14.7%	4.41%
Door Wizard, LLC (Nicole Capra)	7733 Shore Haven Drive Las Vegas, NV 89128	Services	13.7%	4.11%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has the following outstanding debt:

Lender: Mountain America Federal Credit Union
Outstanding balance: $5,291,125.45
Interest Rate: 7.15%
Maturity Date: 1/1/34

Lender: Mountain America Federal Credit Union
Outstanding balance $3,454,989.14
Interest Rate: 7.15%
Maturity Date: 1/1/34

Lender: FA Service 4
Outstanding balance: $1,000,000
Interest rate: 10%
Maturity Date: 12/31/25

Lender: Newmark
Outstanding balance: $8,152,000
Interest rate: 5.76% (interest only for 120 months)
Maturity Date: 6/1/34

Minority Investors

Investors have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Such matters will be decided by our Class C interest holders and our Manager.


DESCRIPTION OF BUSINESS


Description of the Business

The Company was incorporated in Wyoming on June 27th, 2023. The Company was formed to acquire, renovate, operate, and dispose of a portfolio of multi-family real estate properties located at 210 W Baltimore Avenue, Las Vegas, NV 89102, 2112, 2114, 2116 S Fairfield Avenue, Las Vegas, NV 89102, 224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102, 1163, 1165 Blankenship Avenue, Las Vegas, NV 89106, 230, 234, 238, 242, 248 W Chicago Avenue, Las Vegas, NV 89102, 216 Philadelphia Avenue, Las Vegas, NV 89102, 1001, 1005,

1009, 1013 G Street, Las Vegas, NV 89106, 1001, 1005, 1009, 1013, 1101 G Street, Las Vegas, NV 89106, 828 F Street, Las Vegas, NV 89106, 1201, 1203, 1205 D Street, Las Vegas, NV 89106, 704 W Adams, Las Vegas, NV 89106, 1312 C Street, Las Vegas, NV 89106, 602, 602 ½, 604 W McWilliams Avenue, Las Vegas, NV 89106, 2215 E Nelson Avenue, Las Vegas, NV 89030, 2283, 2287 Concord St, Las Vegas, NV, 224 W St. Louis Avenue, Las Vegas, NV, 226 W St. Louis Avenue, Las Vegas, NV, 226 W St. Louis Avenue, Las Vegas, NV, 230 W St. Louis Avenue, Las Vegas, NV, 231 W St. Louis Avenue, Las Vegas, NV, 232 W St. Louis Avenue, Las Vegas, NV, 234 W St. Louis Avenue, Las Vegas, NV, 240 W St. Louis Avenue, Las Vegas, NV, 241 W St. Louis Avenue, Las Vegas, NV, and 227 W St. Louis, Las Vegas, NV, which the Company acquired via single-purpose entities wholly owned by the Company. The Company has acquired the St. Louis Avenue Properties through a 1031 exchange through Saint louis NC LLC as tenant in common with two other third-party tenants in which it holds a 97.72% ownership interest, Sacha Days LLC holds a 1.01% ownership interest, and Professional General Contractors LLC holds a 1.27% ownership interest. The Tenants in Common Agreement is attached as Exhibit H. The purchase price for the Properties is $28,293,425 or $121,431 per unit. The Company expects to incur debt on the Properties in the amount of $15,944,000 (approximately 56.4% LTV), leaving $13,456,984 for the Company to raise from investors. Of this amount, the Company has raised approximately $8,869,000 as of January 1, 2025 through all of its offerings with approximately $3,444,186.48 left to raise.

Below is a summary of capital expenditures which have been completed at the Properties. The Company estimates that it will need to complete an additional amount of $2,304,255 for exterior, interior, and amenity improvements on the Properties.

Properties held by PCB LLC ($312,000 total)

Philadelphia: Complete roof replacement.

Chicago: New office completely renovated and police lounge, completely replaced the underground plumbing for 2 of the buildings, roof repair, security camera and foot patrol and extensive interior unit renovations.

Blankenship: Extensive interior unit renovations.

Properties held by Alpha Plexes, LLC ($100,000 total)

G Street: Extensive interior renovations.

Nelson: Major plumbing repairs, security camera installation, and foot patrol and extensive interior renovations.

Properties held by Saint Louis, LLC ($70,000 total)

Extensive interior unit renovations.

The Company seeks to provide housing for citizens returning to society from incarceration, low-income population and those coming out of homelessness. While these individuals have many avenues for food, clothing, medical and even job assistance, most landlords will not rent to people who have convictions or evictions in their past. This leaves few options for these individuals and sets them up for failure. The Company will provide residents transitional, shared and independent living options. These options provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment or living on their own. These options also allow the Company to maximize revenue by increasing the rental income created from an individual unit by as much as four times in some cases. This structure allows the Company to utilize 233 units to provide up to 332 rentable spaces, thus increasing profits significantly from a traditional multi-family model. The Company will then partner with Clark County to renew all current County resident leases, placing existing residents in new 1-year leases, while increasing all rents to the current fair market rents. The Company will convert all additional units over to County clients and sign new 1-year leases and will receive a $500 bonus for each of these new leases.

Finally, the Company will transition some of the properties into licensed transitional living facilities. The Company intends to rent these properties to 3 Keys Charities, Inc., which is a 501(c)(3) organization currently managed by Rob and Claudia Rowsell, members of the manager. The property at 2215 E Nelson Ave, North Las Vegas, NV 89130 has been licensed and is in the process of being fully transitioned into a transitional living facility. The rent for the property has been set at $21,350 per year which was determined by using the going rate for a per bed facility in the area. The agreement has not yet been finalized. We anticipate that this transition will be complete by January 31, 2025. Once this property is fully transitioned, our focus will shift to the property at 828 F Street, Las Vegas, NV 89106, to convert it into our next transitional living facility. Plans for transitioning the Chicago Ave and Philadelphia Ave properties will be revisited after the successful operation and full occupancy of the Nelson and F Street properties, targeted for the end of 2025.

The Company intends to implement a value-add strategy intended to drive occupancy and net operating income up, thus increasing the value of the Properties. Our strategy includes allocating approximately $2,304,255 of capital to improve the exterior, interior, and amenities on the Properties. The planned exterior/amenity improvements include installing new signage, security installation, gates, a new key system, new windows and roof (as needed), upgrading the landscaping, and modernizing central entryways and the enclosed walkways. The planned interior improvements include updating appliances, installing new cabinetry hardware or repainting existing cabinetry (as needed), updating the light, electrical, and plumbing fixtures, and installing new countertops, remodeling bathrooms, new interior paint, and installing new flooring.

Our Manager anticipates full implementation of the Company's business plan will take 2-3 years. There are no assurances these strategies can be obtained. The Company plans to operate the Properties for approximately 10 years (or at a time when Our Manager believes it will be advantageous to the members); after which the Company will sell the Properties.

Aspire Realty Group, a third-party property management company, will serve as property manager for the Properties.

For more information on our business plan, please see Exhibit F to this Form C for our Investor Presentation.

Competition

The Company competes with many others engaged in real estate investment and management including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. Significant increases in the number of listings for rent in the geographic areas where the Company's Properties are located, if not met by a similar increase in demand, is likely to cause downward pressure on rental rates and, potentially, impact the value of the Properties.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

As an owner/operator of rental properties, we will be subject to federal, state and local regulations governing landlord-tenant relationships, tax regulations and licensing requirements that differ from state to state and city to city.

We will also be subject to federal state and local laws that affect property ownership generally, including environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C and its Exhibits. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has limited operating history for investors to evaluate.

The Company has limited operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the Company will achieve its investment objectives, the value of any Properties will increase, or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the development, ownership, and operation of real estate.

The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. Certain expenditures associated with the properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Properties promptly in response to economic or other conditions will be limited, which could affect the Investors ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

The Properties will be subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from residential leases on the Properties. These leases will generally be for terms of no more than one or two years. Therefore, there are vacancy and re-letting risks associated with income producing residential properties. In addition, an economic downturn, including increased unemployment rates, may cause the residential industry to experience a significant decline in business due to a reduction in renters. Low residential mortgage interest rates could accompany and encourage potential renters to purchase residences rather than lease them. These and other factors could have a material, adverse effect on the Company's performance. If current tenants for the properties do not renew or extend their leases or if current tenants terminate their leases, the operating results of the properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses not reimbursed by the tenants. There can be no assurance that any unoccupied space in the Properties will be leased, levels of occupancy will be maintained, or the properties will be substantially occupied. In addition, lease-up of unoccupied space may be achievable only at decreased rental rates or with the provision of substantial rental concessions, both of which would adversely affect the operating cash flow of the Company. To the extent that tenants of the Properties do not renew their leases, or renew at lower than current market rates, the financial viability of the properties may be adversely affected. In addition, tenants and lease guarantors, if any, may be unable to make their lease payments. Defaults by a significant number of tenants could, depending on the number of leases affected and the ability to successfully find substitute tenants, have a material, adverse effect on the financial performance of the properties, thus reducing cash flow to the Company.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Properties, the Company could lose anticipated future revenues.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of listings for long-term residential rentals in the geographic areas where the Company's Properties are located, if not met by a similar increase in demand for long-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Properties. The Company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its properties or acquire additional properties on terms that investors find to be reasonable.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company ability to sell or operate the Properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Any person who supplies services or materials to the Properties may have a lien against such Properties securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such Properties. If one or more mechanic's liens do appear against the Properties, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the Properties could negatively affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The consideration paid for our Properties may exceed fair market value, which may harm our financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the Properties will be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that the Company pays for the Properties or their appraised value will be a fair price, that we will be able to generate an acceptable return on such Properties. The Company may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a Property. As a result, the Company's investments in Properties may fail to perform in accordance with our expectations, which may substantially harm the Company's operating results and financial condition.

The failure of Properties to generate positive cash flow or to sufficiently appreciate in value would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will appreciate in value or will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any Property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a Property. Moreover, the Company may be required to expend funds to correct defects or to make improvements before a Property can be sold. We cannot assure any person that it will have funds available to correct those defects or to make those improvements. These factors and any others that would impede its ability to respond to adverse changes in the performance of our Properties could significantly harm its financial condition and operating results.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning and operating the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that our we will not discover certain material facts about a Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such Property may not yet have been discovered.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.

Our Operating Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Wyoming Limited liability Company Act or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our Interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to acquire or liquidate our Properties. When determining to acquire or liquidate a Property, our Manager will do so considering all of the circumstances at the time, which may include obtaining or paying a price for a Property Asset that is in the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Operating Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Operating Agreement, only holders of Class C Interests, which are issued to our Manager and/or its affiliates may vote to appoint or remove Managers. Investors will have no ability to affect such matters.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our co-ownership of the Properties may limit our control over the Properties, which could have a material negative impact on our returns from the Properties.

The Company, through Saint Louis NC LLC, acquired the St. Louis Properties and has entered into a Tenants in Common Agreement ("TIC Agreement") with two other third-party tenants in which it holds a 97.72% ownership interest, Sacha Days LLC holds a 1.01% ownership interest, and Professional General Contractors LLC holds a 1.27% ownership interest. The Tenants in Common Agreement is attached as Exhibit H. Prospective Investors should be aware that such an agreement may limit the ability of our Manager to operate the Properties for the sole benefit of the members but may be required to make decisions based on the responsibilities and restrictions set forth in the Tenants in Common Agreement. Our Manager may be required to consult with the tenants in common ("Co-Tenants") and/or to put certain actions to a vote between the Company and the Co-Tenants prior to taking action on a matter that may impact the Property and/or the operations of the Company. Some requirements, restrictions, or limitations set forth in the TIC Agreement may include, without limitation, the following:

(a)   Among the restrictions set forth in the TIC Agreement may be that the Company will not be able to sell or refinance the Properties without input and approval of the Co-Tenant(s).

(b)   The Company may be required to purchase the ownership interest of any of the Co-Tenant in the event of bankruptcy, insolvency, or involuntary dissolution of the individual Co-Tenant. Such an event could reduce the Net Cash Flow or Net Capital Proceeds to the investor if such distributions are used to purchase a Co-Tenant's ownership interest. Furthermore, if the aforementioned distributions are not sufficient to purchase the entirety of the Co-Tenant's interest in the Property, the Company may be required to raise additional capital to fulfill its obligation under the TIC Agreement by either taking out an additional loan- which would increase the debt service payments on the Properties and reduce overall returns as well as increase the risk of defaulting on the debt service- or by seeking an additional equity raise from investors- which could dilute the investors initial investment thereby reducing the investors overall returns.

(c)   Our Manager may be retained by the Co-Tenant(s) to be the co-tenancy asset manager. However, there may be certain special circumstances whereby Our Manager may be removed "for cause" pursuant to the terms of the asset management agreement. If this were to occur, Our Manager's ability to manage the Properties will be greatly reduced and the Company (and the members) may be negatively impacted by such limitation.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, improving and/or

operating the Properties, Our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired. If sufficient capital through this Offering and the other exempt offerings is not raised to commence operations, the Company intends not to close and return investor funds.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1,000 per-share price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the $1,000 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not acquired the Properties or begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities could be subject to dilution via the creation and sale of additional classes of membership interests in the Company, which may have priority over the securities offered in this offering. Whether such securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and holding costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance or the Properties, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by Our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount of $25,000 and up to a Maximum Offering Amount of $2,956,000 in D-1 and D-2 Interests of the Company in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by January 6, 2026, the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Interests are being offered at $1,000 each. The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor purchasing D-2 Units may invest in the Offering is $5,000.00, which is subject to adjustment in the Company's sole discretion. D-1 Interests are reserved for investors investing $50,000 or more through this Offering.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

Fees and Commissions

Crowdfund My Deal, LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

$1,500 (non-refundable payment)
2% of the amount raised in the Offering, payable in cash from Offering proceeds (each closing of the Offering)
$500 FBO account setup fee
$299 monthly fee while the offering is open
Processing and transactional fees

Investor funds will be held in escrow with Silicon Prairie Register and Transfer LLC until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees[1]	$ 2,000.00	$ 60,620.00
Acquisition Fee	$ 875.00	$ 103,460.00
Property Investment[2]	$ 22,125.00	$ 2,791,920.00
Total	**$ 25,000.00**	**$ 2,956,000.00**

(1)   Intermediary Fees above include 2% of the capital raise amount and the $1,500 onboarding fee, but do not include the monthly fee of $299, or the $500 FBO account setup fee.

(2)   May include allocation towards the improvement and/or operation of the Properties.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by Crowdfund My Deal, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Interests have been sold or the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Silicon Prairie Register and Transfer LLC until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Company's Operating Agreement, which each prospective investor will be required to be bound as a condition to purchasing Interests. Below are summaries of miscellaneous terms of the Operating Agreement, which summaries are qualified by the actual terms of the Operating Agreement.

The Securities

We request that you please review this Form C together with the Articles of Organization attached as <u>Exhibit B</u>, the Company's Operating Agreement attached as <u>Exhibit C</u> hereto, respectively, in conjunction with the following summary information.

The Company is Offering Class D Interests. Class D Interests are reserved for investors investing pursuant to this Offering. Class D Interest holders will have the rights, privileges, and obligations as detailed in our Operating Agreement.

Distributions

All distributions made to Investor Class Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

<u>Net Cash Flow shall be allocated and distributed as follows:</u>

First, 100% of Net Cash Flow shall be paid to Class A-1 and Class B-1 Members until they receive the 8% initial Class A-1/B-1 Preferred Return as defined.

Second, 100% of Net Cash Flow shall be paid to Class A-2 and Class B-2 Members until they receive the Class A-2/B-2 Preferred Return.

Third, 100% of Net Cash Flow shall be paid to Class A-3 and Class B-3 Members until they receive the Class A-3/B-3 Preferred Return.

Fourth, 100% of Net Cash Flow shall be paid to Class D-1 Members until they receive the Class D-1 Preferred Return.

Fifth, any remaining Net Cash Flow shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Allocations and Distributions From Capital Transaction Event

Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed as follows:

Net Capital Proceeds From a Refinance of the Property:

First, Class A-1 and Class B-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-1/B-1 Preferred Return.

Second, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return.

Third, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return.

Fourth, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return.

Fifth, Class A-1 and Class B-1 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Seventh, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Eighth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return and a return of their initial Capital Contributions at a refinance of the Property, the Class A-1 and Class B-1 Members shall cease as Members of the Company.

In the event the Company is unable to refinance the Property for any reason, there is a chance Class A-1 and Class B-1 Members will remain as Members of the Company. If this were to occur, Class A-1 and Class B-1 Members will continue to receive priority distributions over Class A-2, A-3, B-2, B-3, C, and D Members until they receive the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions.

Net Capital Proceeds From a Sale of the Property:

In the event (i) at a refinance, all Investor Class Members Unrecovered Capital Contributions have been reduced to zero, (ii) the Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members have received a Five percent (5%) ARR during the years Six (6) through Ten (10) of ownership, and (iii) the Property is sold during or after year Nine (9) of ownership, Net Capital Proceeds shall be distributed as follows:

First, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return as defined.

Second, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return as defined.

Third, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return as defined.

Fourth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Fifth, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 52.5% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 47.5% to Class C Members.

For purposes of the foregoing, the following definitions apply:

"ARR" means the Annualized Return Rate which shall be calculated by dividing all profit distributions from Net Cash Flow and Net Capital Proceeds by the years of the investment from the close of the Offering to the time the Investor Class Member ceases to become a Member of the Company.Net Cash Flow:

"Capital Transaction Event" means the sale or refinance of the Property, or sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

"Net Capital Proceeds" means the excess of sale or refinance revenue, over sales or refinance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, establishment of necessary Reserves, the Capital Transaction Fee, cash expenditures incurred incident to the sales process, refinance/origination fees, broker fees, and any other cash expenditures incurred in the refinance of the Property. Any reserves returned to the Company by any lending institution, or any other source may be considered a Capital Transaction Event and part of Net Capital Proceeds in the Manager's sole discretion.

"Net Cash Flow" means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of the Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) the Asset Management Fee, and (ii) any amounts added to Reserves during such fiscal period and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period.

"Preferred Return" means:

• a non-compounded per annum return of Twelve percent (12%) (the "Class A-1/B-1 Preferred Return") based on Class A Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. Class A-1 and Class B-1 Members shall initially receive Eight percent (8%) of the Class A-1/B-1 Preferred Return, paid from Net Cash Flow on a monthly basis. Upon a refinance, Class A-1 and Class B-1 Members shall receive the remaining Four percent (4%) of the Class A-1/B-1 Preferred Return, paid from Net Capital Proceeds at a refinance.

For purposes of clarity, Class A-1 and Class B-1 Members shall have a preferential right to receive the Class A-1/B-1 Preferred Return prior to any distributions to the Class A-2, Class A-3, Class B-2, Class B-3, and Class C Members. Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions at a refinance of the Property, they shall cease to be Members of the Company.

• a non-compounded per annum return of Twelve percent (12%) (the "Class A-2/B-2 Preferred Return") based on Class A-2 and Class B-2 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class A-2 and Class B-2 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-2/B-2 Preferred Return shall cease.

• a non-compounded per annum return of Eight percent (8%) (the "Class A-3/B-3 Preferred Return") based on Class A-3 and Class B-3 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class A-3 and Class B-3 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-3/B-3 Preferred Return shall cease.

• a non-compounded per annum return of Five percent (5%) (the "Class D-1 Preferred Return") based on Class D-1 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class D-1 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class D-1 Preferred Return shall cease.

The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Preferred Return deficiencies will roll over to the following year. The Preferred Return allocation is on Net Cash Flow only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue may be distributed from Net Capital Proceeds.

"Unrecovered Capital Contribution" shall mean an Investor Class Member's initial Capital Contributions minus any return of capital from Net Capital Proceeds. The Manager has elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds as a return of capital.

Management Fees

The following fees may be paid to our Manager:

Acquisition Fee: a one-time acquisition fee of 3.5% of the purchase price of the Property, which shall be paid to our Manager at closing of the purchase of the Properties.

Asset Management Fee: a fee of 3% of gross revenues paid to our Manager on a monthly basis.

Capital Transaction Fee: a fee paid to our Manager at the sale or re-finance of the Properties. At a refinance of a Property or the Properties, our Manager shall receive a fee of 2% of the new loan amount. At a sale of a Property or the Properties, our Manager shall receive a fee of 2% of the sales price.

Reimbursement of Expenses; Fees for Professional Services: The Company will reimburse our Manager or its affiliates reasonable expenses paid or incurred in connection with the Company's operations. In addition, our Manager or its affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.

Depreciation

To the extent appropriate, the Company intends to accelerate depreciation and elect to use the cost segregation method of depreciation for land improvements and/or personal property associated with the Properties. This will allow the Company to use a shorter depreciation schedule on some of the improvements and personal property.

In addition, to the extent possible, after consultation with the Company's certified public accountant, our Sponsors intend to take losses (including, but not limited to depreciation) in proportion to their Class C Member ownership interest (i.e., 30%).

Further, in the event a Member is unable to take depreciation due to vehicle of investment, such allotted depreciation to said Member shall be reverted to the Class C Members and shall be distributed in proportion to their respective Class C Member ownership interests.

Voting and Control

The Investor Interests are not permitted to vote on any Company matter subject to vote except to:

(a)   approve any loan to any Manager or any guarantee of a Manager's obligations (requires majority of Percentage Interests of each class);

(b)   amend the Operating Agreement in such a way that would result in a negative change to the Preferred Allocation as outlined in the private placement memorandum found in Company's Offering documents or adversely affect the rights, or the interest in the capital, distributions, profits, or losses of any Investor Class Member as outlined in the Company's Offering documents, reviewed and executed contemporaneously with this Agreement (requires majority of Percentage Interests of each class).

(c)   remove the Manager for cause pursuant to Section 4.6.2 of the Operating Agreement (requires the affirmative vote of members holding not less than a three-quarters majority of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is).

A vote of the majority of Class C members will be required to approve certain other key decisions such as appointment of a Manager, firing the property manager, selling or refinancing the Properties, and amend the Operating Agreement.

Additional Capital Contributions

If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Member's proportionate share of the total additional Capital Contribution (determined in accordance with Section 6.4), and (iv) the date each Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. A Member's share of the total additional Capital Contribution shall be equal to the product obtained by multiplying the Member's Percentage Interest and the total additional Capital Contribution required. Each Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

No Member shall be required to make any Additional Capital Contribution. If a Member elects not to contribute, the other contributing Members will have the option to contribute their pro-rata portion of those amounts.

Dispute Resolution

In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of the Operating Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, and if the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute, or claim arising out of or relating in any way to this Operating Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Wyoming. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under the Operating Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in Section 15.7 of the Operating Agreement and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law.

Corporate Actions

Additional issuances of securities. Following your investment in the Company, the Company may sell interests to additional investors, which could dilute the percentage interest of the Investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Manager. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company will make equity issuances outside of this Offering, which will dilute Investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company decides to issue more Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors most occurs when the Company sells more membership interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily. The price of the Interests in the Company may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Restrictions on Ownership and Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Any Member may transfer its Interest to (i) any affiliate of such member, or (ii) a living or revocable trust for the benefit of the member or such members Immediate Family (as defined in the Operating Agreement) (a "Family Trust") so long as the transferring member is the sole trustee of such Family Trust. The transferring member shall pay for all costs associated with the transfer.

Except for as detailed above, each time a member wished to transfer their Interest, the member must first offer such Interest to the Manager pursuant to the process detailed in Section 9.6 of the Operating Agreement.

Transfer Agent and Registrar

We have not engaged a transfer agent and all Securities will be issued in book entry format on the books and records of the Company. Investors must rely on our Manager to properly record their Interest purchases, and future equity issuances.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations

The Company was formed in Wyoming on June 27, 2023. Since inception, the Company has formed its business plan, prepared for this and other offerings, and acquired all the properties and started performing rehab to them as needed. The remaining raised capital will be used to perform additional rehab and pay deferred management fees.

Cash and Cash Equivalents

As of December 31, 2023, the Company had $1,782,210 cash and cash equivalents on hand. As of December 31, 2023 we had generated limited revenue with a net loss of $2,061,611 for the period ended December 31, 2023. For the period ended December 31, 2023, the Company's expenses included advertising, contract labor, legal and professional fees, mortgage interest, and property taxes. Cash flows are representative of what investors should expect in the future as the Company has only been operating for a short period of time. Cash flow is expected to increase as a number of defaulting tenants at the Properties have been evicted.

Liquidity and Capital Resources

The proceeds from this and the Company's other offerings are essential to operations. The Company plans to use the proceeds from this Offering as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of its business strategy. The Company has acquired a number of properties and will have limited liquidity.

Capital Expenditures and Other Obligations

As of December 31, 2023, the Company has loans secured by Properties in the amount of $10,220,509. As of the date of this Form C, the Company has loans secured by Properties in the amount of $17,898,114.59.

Valuation

The Company has ascribed no pre-offering valuation to the Company nor to the Company; the securities are priced arbitrarily.

Trends and Uncertainties

The Company has a limited operating history and limited historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations. For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

We have issued our Sponsors our Class C Interests as detailed in "Capitalization, Debt and Ownership." Accordingly, our Sponsors are members of the Company and parties to our Operating Agreement.

Conflicts of Interest

The proposed method of operation of the Company and Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. Our Manager and its affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

Our Manager and its affiliates may be involved with similar investments or businesses. Our Manager and its affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. Our Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company or the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager, certain members, and their affiliates will receive compensation from the Company. Payments to Our Manager, the members, and their affiliates for services rendered to the Company or the Company have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Sponsor's interest in distributions may create an incentive for our Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Our Manager and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of its affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Manager may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. Our Manager may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the members based on their Interests in the Company. The cost recovery deductions will be available to the members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Interests

A member may be unable to sell their Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, Our Manager of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the Properties of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the

Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than 25% of the value of the members' membership interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the 25% limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Investor portal website at https://3keyscommunities.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://3keys.crowdfundmydeal.com/.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation and Nevada Foreign Filing
Exhibit C	Operating Agreement
Exhibit D	Subscription Agreement
Exhibit E	Audited Financial Statements
Exhibit F	Investor Presentation
Exhibit G	Contract with Intermediary
Exhibit H	Tenant in Common Agreement and related Management Agreement